# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aramark, CIK 0001584509
CUSIP: 03852U106
Title of class of securities: Common Stock, Par Value $0.01 per share (the "Shares")
Address of issuer's principal executive offices: 2400 Market Street, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001175707

## Reporting persons
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 876,113; sole dispositive power 0; shared dispositive power 876,113; aggregate amount beneficially owned 876,113 (0.3% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,054,767; sole dispositive power 0; shared dispositive power 1,054,767; aggregate amount beneficially owned 1,054,767 (0.4% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 218,741; sole dispositive power 0; shared dispositive power 218,741; aggregate amount beneficially owned 218,741 (0.1% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 132,800; sole dispositive power 0; shared dispositive power 132,800; aggregate amount beneficially owned 132,800 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 183,440; sole dispositive power 0; shared dispositive power 183,440; aggregate amount beneficially owned 183,440 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,074,771; sole dispositive power 0; shared dispositive power 2,074,771; aggregate amount beneficially owned 2,074,771 (0.8% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 124,488; sole dispositive power 0; shared dispositive power 124,488; aggregate amount beneficially owned 124,488 (0% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 330,062; sole dispositive power 0; shared dispositive power 330,062; aggregate amount beneficially owned 330,062 (0.1% of the class)
- Farallon Equity Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,246,814; sole dispositive power 0; shared dispositive power 11,246,814; aggregate amount beneficially owned 11,246,814 (4.2% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,911,934; sole dispositive power 0; shared dispositive power 15,911,934; aggregate amount beneficially owned 15,911,934 (6% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 183,440; sole dispositive power 0; shared dispositive power 183,440; aggregate amount beneficially owned 183,440 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 330,062; sole dispositive power 0; shared dispositive power 330,062; aggregate amount beneficially owned 330,062 (0.1% of the class)
- Farallon Equity Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,246,814; sole dispositive power 0; shared dispositive power 11,246,814; aggregate amount beneficially owned 11,246,814 (4.2% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Fried, Richard B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Patel, Rajiv A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Seybold, William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,241,996; sole dispositive power 0; shared dispositive power 16,241,996; aggregate amount beneficially owned 16,241,996 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Aramark
Address of issuer's principal executive offices: 2400 Market Street, Philadelphia, Pennsylvania, 19103

## Item 2. Person Filing
Name of person filing:
(i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

(iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

(iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it;

(v) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"), with respect to the Shares held by it;

(vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it;

(vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"), with respect to the Shares held by it;

(viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"), with respect to the Shares held by it; and

(ix) Farallon Equity Partners Master, L.P., a Cayman Islands exempted limited partnership ("FEPM"), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FEPM are together referred to herein as the "Farallon Funds."

(x) Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and (ii) the sole member of each of the FCIP V General Partner and the FEPM General Partner (each as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI.

(xi) Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the "FCIP V General Partner"), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

(xii) Farallon F5 (GP), L.L.C., a Delaware limited liability company (the "F5MI General Partner"), which is the general partner of F5MI, with respect to the Shares held by F5MI.

(xiii) Farallon Equity Partners (GP), L.L.C., a Delaware limited liability company (the "FEPM General Partner"), which is the general partner of FEPM, with respect to the Shares held by FEPM.

(xiv) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FEPM General Partner, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Richard B. Fried ("Fried"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); William Seybold ("Seybold"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Fried, Gehani, Giauque, Kim, Linn, Luo, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The citizenship of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FEPM General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Farallon Funds are held directly by the Farallon Funds. The Farallon General Partner, as the general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of each of the FCIP V General Partner and the FEPM General Partner, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds other than F5MI. The FCIP V General Partner, as the general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares held by FCIP V. The F5MI General Partner, as the general partner of F5MI, may be deemed to be a beneficial owner of all such Shares held by F5MI. The FEPM General Partner, as the general partner of FEPM, may be deemed to be a beneficial owner of all such Shares held by FEPM. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FEPM General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds. Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner, the FEPM General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/07/2025)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/07/2025)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/07/2025)
- Farallon Equity Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/07/2025)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (05/07/2025)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/07/2025)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/07/2025)
- Farallon Equity Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/07/2025)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (05/07/2025)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/07/2025)